August 30, 2022

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tara Harkins and Daniel Gordon

Re:	Responses to the Securities and Exchange Commission

Staff Comments dated August 19, 2022, regarding

Ayr Wellness Inc.

Form 40-F for Fiscal Year Ended December 31, 2021

Filed March 30, 2022

File No. 333-253466

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) set forth in the August 19, 2022 letter regarding the above-referenced Form 40-F Annual Report (the “Annual Report”) of Ayr Wellness Inc. (the “Company”) filed with the SEC on March 30, 2022. For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Consolidated Statement of Cash Flows, page 5

Staff Comment No. 1

We note that you have included "cash paid for business combinations and asset acquisitions, bridge financing" and "cash paid for bridge financing" within your investing section of your consolidated statement of cash flows. Please tell us why these two line items meet the definition of cash outflows for investing activities considering they related to bridge loans. Refer to the guidance in ASC 230-10-45-13.

Company’s Response:

In response to the Staff’s comment, we have reviewed the guidance in ASC 230-10-45-13, specifically, paragraph’s (a), (b) and (c) that detail cash outflows for investing activities as follows:

a.	Disbursements for loans made by the entity and payments to acquire debt instruments of other entities (other than cash equivalents and certain debt instruments that are acquired specifically for resale as discussed in paragraph 230-10-45-21);
b.	Payments to acquire equity instruments of other entities (other than certain equity instruments carried in a trading account as described in paragraph 230-10-45-18);
c.	Payments at the time of purchase or soon before or after purchase to acquire property, plant, and equipment and other productive assets, including interest capitalized as part of the cost of those assets. Generally, only advance payments, the down payment, or other amounts paid at the time of purchase or soon before or after purchase of property, plant, and equipment and other productive assets are investing cash outflows. However, incurring directly related debt to the seller is a financing transaction (see paragraphs 230-10-45-14 through 45-15), and subsequent payments of principal on that debt thus are financing cash outflows.

“Cash paid for business combinations and asset acquisitions, bridge financing”: Relates to bridge financing for acquisitions. Per the agreement, the bridge financing is not repayable (nor part of the net liabilities assumed at the acquisition date) since the acquisitions closed. This was categorized as an investing activity, in accordance with paragraphs (b) and (c) stated above, as it relates to the consideration ultimately transferred in the acquisition of a business which is an investing activity.

“Cash paid for bridge financing”: Relates to a bridge loan that was made by the Company to a potential acquisition candidate. Part of the acquisition agreement called for the Company to make certain advances to the potential target; in the event that the transaction did not close the advance would be repayable to the Company. Since the transaction did not close by the agreed upon date, the advance was subsequently repaid to the Company in the second quarter of 2022. This was categorized as an investing activity, in accordance with paragraphs (a) and (b) stated above, as it relates to the acquisition of equity interest in other entities.

Note 4. Business Combinations and Asset Acquisitions, page 20

Staff Comment No. 2

Please revise your disclosures to more fully explain to us how you determined the fair values of the intangible assets you acquired and how you determined the useful lives of these intangible assets related to the business combinations and asset acquisitions that occurred during each reporting period presented. Refer to the guidance in ASC 805.

Company’s Response:

In response to the Staff’s comment, when considering our business combinations and asset acquisitions, we utilize the guidance within ASC 805. We leverage third party valuation experts in assessing the fair value of all applicable assets acquired and liabilities assumed in the business combinations and acquisitions listed in the Annual Report. This includes the assessment of the valuation of our intangible assets, the largest of which is licenses. Each license acquired is amortized over its respective useful life, currently assessed at a useful life of 15 years. When evaluating the useful life of our intangible assets we consider ASC 350 and specific factors such as: the expected use, the infancy of the cannabis industry and industry comparatives, federal and state regulations, market uncertainty and the lives of any long-lived facilities and assets that the intangibles may relate to.

In future filings, we will enhance our disclosures to provide additional information about how we determined the fair values of intangible assets acquired and the useful lives of these intangible assets for all applicable transactions. See sample disclosure below:

4. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS

...In determining the fair value of all identifiable assets, liabilities and contingent liabilities acquired, the most significant estimates relate to contingent consideration and intangible assets. Management exercised judgement in estimating the probability and timing of when earn-outs are expected to be achieved which is used as the basis for estimating fair value.

For the intangible assets identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows and take into consideration other significant assumptions such as the expected use, the infancy of the cannabis industry and industry comparatives, federal and state regulations, market uncertainty and the lives of any long-lived facilities and assets that the intangibles may relate to...

…As part of the initial purchase accounting for the above acquisition, the Company recorded intangible assets of $XX, all of which was associated with licenses that allow for the processing, cultivation, and retail sales of cannabis. The amortization period for licenses was determined to be XX years, which reasonably reflects the useful lives of the assets.

The Company acknowledges that it is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

*****

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (201) 248-3303, or Richard Raymer of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7388.

Sincerely,

Ayr Wellness Inc.

/s/ Brad Asher
Brad Asher
Chief Financial Officer

cc: Richard Raymer, Dorsey & Whitney LLP